Exhibit 99.1

Cybin Awards Grant for Psychedelic Treatment Clinic at Lenox Hill Hospital to Benefit Underserved Communities

TORONTO, CANADA – November 23, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to Therapeutics™”, today announced it has awarded a grant for the first psychedelic treatment clinic at Lenox Hill Hospital, part of Northwell Health, to serve marginalized and underserved communities on the Upper East Side of Manhattan, New York. The program aims to become one of the first hospital-based clinical sites to offer psychedelic medicine in the United States.

Lenox Hill Hospital is a 450-bed, acute care facility on Manhattan’s Upper East Side and the flagship Manhattan hospital of Northwell Health – the largest healthcare system in New York State. Highlights of the program include:

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Founded by Kimia Pourrezaei, DO, and Gregory Mendoza, LCSW-R, of the Lenox Hill Hospital Outpatient Center for Mental Health, the clinical program is dedicated to addressing health inequities by prioritizing care for marginalized and underserved populations;

•	The program will increase accessibility by offering treatment with no out of pocket cost for individuals who would otherwise be unable to afford this service;

•	The clinic plans to also provide psychedelic treatments to frontline healthcare workers affected by COVID-19;

•	Clinicians will receive training in MDMA-, ketamine-, and tryptamine-assisted psychotherapy.

Clinicians will also receive training in EMBARK, a transdiagnostic psychedelic psychotherapy model that can be adapted to address a range of clinical indications and populations. EMBARK is Cybin’s psychotherapy model created by Dr. Alex Belser, Cybin’s Chief Clinical Officer and Bill Brennan, Ph.D. (cand.).

“Lenox Hill Hospital is excited by the potential of these modalities for the treatment of previously intractable conditions such as severe depression, chronic PTSD, and OCD,” said David Roane, MD, Chairman of Psychiatry at Lenox Hill Hospital. “With this grant from Cybin, Lenox Hill Hospital aims to become one of the first hospital-based clinical sites offering psychedelic medicine in the country and is dedicated to addressing health inequities by prioritizing care for marginalized and underserved populations. In particular, people of color are greatly underrepresented in psychedelic research studies and our team is committed to inclusive recruitment of patients.”

“It’s time for psychedelic medicine to climb down from the ivory tower and into the community. We are honored to support this program at Lenox Hill Hospital to start a low-cost/no-cost psychedelic-clinic for marginalized and underserved communities in New York,” said Dr. Alex Belser, Chief Clinical Officer of Cybin.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally-recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the USA, UK and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

About Lenox Hill Hospital

Lenox Hill Hospital, a member of Northwell Health, is a 450-bed, fully accredited, acute care hospital located on Manhattan’s Upper East Side with a national reputation for outstanding patient care and innovative medical and surgical treatments. U.S. News & World Report has ranked Lenox Hill among the nation’s best for cardiology and heart surgery; diabetes and endocrinology; ear, nose and throat; geriatrics; gynecology; neurology and neurosurgery; and orthopedics. In addition, the hospital received “high performing” designations from U.S. News for its performance in cancer, gastroenterology and GI surgery, pulmonology and lung surgery, and urology. For more information, go to www.lenoxhill.northwell.edu.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended September 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com